Item 77I Deutsche Global Inflation Fund,
Deutsche GNMA Fund, Deutsche High Income
Fund, and Deutsche Short Duration Fund (each, a series of Deutsche Income Trust)


Deutsche GNMA Fund, Deutsche High Income
Fund, and Deutsche Short Duration Fund

Class T shares for Deutsche GNMA Fund, Deutsche
High Income Fund, and Deutsche Short Duration Fund became effective on February 1, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.

As of June 5, 2017, Class T shares of Deutsche GNMA
Fund, Deutsche High Income Fund, and Deutsche Short
Duration Fund are available for purchase.


Deutsche Global Inflation Fund

Deutsche Global Inflation Fund was terminated and liquidated, effective November 3, 2017.